UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
July 13, 2006
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SAP AG
EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-99.1 Press Release Dated July 13, 2006

SAP AG
FORM 6-K
On July 13, 2006, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing SAP’s preliminary financial results for the second quarter ended June 30, 2006. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
This press release discloses certain financial measures such as pro forma operating income, pro forma operating margin, pro forma net income, pro forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by SAP may be different from pro forma measures used by other companies.
Management believes that pro forma operating income, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.
Eliminated expenses in pro forma operating income, pro forma operating margin, pro forma net income and pro forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI, SOP, EDSP and Incentive Plan 2010) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
As used herein, “GAAP” refers to generally accepted accounting principles in the United States.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2005 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated July 13, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: July 13, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated July 13, 2006

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